FORM 12b-25
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

            [X] Form 10-K for the fiscal year ended October 29, 1999
                         Commission File Number 1-6797

PART I - REGISTRANT INFORMATION

                              TEXFI INDUSTRIES, INC
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               (Exact name of registrant as specified in charter)

                     Delaware                               56-0795032
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     (State or other jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                   Identification No.)

       1430 Broadway, 13th Floor, New York, NY            10018
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      (Address of principal executive offices)          (ZIP Code)

        Registrant's telephone number, including area code (212) 930-7200

           Securities registered pursuant to Section 12(b) of the Act:

                                                     NAME OF EACH EXCHANGE ON
            TITLE OF EACH CLASS                          WHICH REGISTERED
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 Common Stock, par value $1.00 per share        Over-the-Counter Bulletin Board
 8-3/4% Senior Subordinated Debentures
         due August 1, 1999                     Over-the-Counter Bulletin Board

PART II - RULES 12B-25 (B) AND (C)

The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART III - NARRATIVE

Registrant has only recently completed a multi-partied Forbearance Agreement and Loan Amendment with its lender group. Until the final version of the above referenced documents were available, the registrant has been delayed in the preparation of such report. The severe inclement weather and the resultant state of emergency declared by North Carolina during the period January 25 through the date of this filing have further hampered the registrant's completion of such report, which delay could not have been avoided.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Robert P. Ambrosini, EVP and CFO, 212-930-7200
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Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark whether the registrant anticipates any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report. Yes ___ No X

                              TEXFI INDUSTRIES, INC
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               (Exact name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By: /s/ Robert P. Ambrosini                 February 1, 2000
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Robert P. Ambrosini
Executive Vice President and
Chief Financial Officer